November 5, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

RE:	Financial Industries Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed May 31, 2007
File 000-04690

The following are the responses of Financial Industries Corporation to the comments contained in your letter dated September 24, 2007 relating to the above-referenced Form 10-K.  Your comments and Form 10-K references have been provided below followed by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 40

Deferred Policy Acquisition Costs and Present Value of Future Profits of Acquired Business, page 41

1.
We believe your disclosure regarding deferred policy acquisition costs and present value of future profits of acquired business (PVFP) and future policy benefits could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements.  Please provide us in disclosure-type format the following for each of these liabilities:

a.	Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
b.
Discuss how management has adjusted each of the key assumptions(s) used in calculating the current year DAC and PVFP amortization and liabilities given their historical changes or given current trends observed.  This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

c.
Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on each of these items at December 31, 2006 and for the year then ended and on future operations.  Applying a hypothetical basis point change to a cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities would not accomplish the objective of providing the effect of reasonably likely changes.

RESPONSE:

Deferred Policy Acquisition Costs and Present Value of Future Profits of Acquired Business

The costs of acquiring new business, including certain costs of issuing policies and certain other variable selling expenses (principally commissions), are included in deferred policy acquisition costs (“DAC”).  DAC is then amortized to reflect an appropriate expense in relation to the projected stream of profits (for universal life and annuity products) or to the premium revenue stream (for traditional life products). When existing blocks of business are acquired, an intangible asset (termed “present value of future profits of acquired business” or “PVFP”) reflecting the costs of acquiring the business is created and then amortized over an appropriate term relative to the expected revenues and profitability of the block.

Projections used to determine the rate of amortization of DAC and PVFP also require assumptions about investment returns, product loads, mortality rates, persistency rates, and maintenance expense levels.  DAC and PVFP for traditional type life products is reported under Statement of Financial Accounting Standards No. 60 (“SFAS 60”), pursuant to which DAC and PVFP is amortized over the premium paying period in proportion to the present value of estimated future gross premiums.  The projection assumptions for SFAS 60 business are set at the time of policy issue.  Under SFAS 60, these assumptions are “locked in” and are not revised for the lifetime of the policies, except where there is a premium deficiency.  Variability in amortization after policy issuance is caused only by variability in premium volumes, except for premium deficiencies.

A premium deficiency is recognized when existing policy liabilities, together with the present value of future gross premiums, will not be sufficient (a) to cover the present value of future benefits to be paid to or on behalf of policyholders and settlement and maintenance costs relating to a block of long-duration contracts and (b) to recover unamortized deferred policy acquisition costs.  A premium deficiency is recognized by a charge to income and (a) a reduction of unamortized deferred policy acquisition costs and/or (b) an increase in the liability for future policy benefits.

Approximately 26%, or $5.7 million, of the Company’s DAC and PVFP asset as of December 31, 2006 is reported under SFAS 60.  The Company has not recorded a premium deficiency for its SFAS 60 DAC and PVFP asset for any period in the three years ended December 31, 2006.  Additionally, the Company currently does not foresee any premium deficiencies or changes to the “locked in” assumptions.

DAC and PVFP for universal life and annuity products is reported under Statement of Financial Accounting Standards No. 97 (“SFAS 97”), pursuant to which DAC and PVFP is amortized over the estimated lives of the contracts in proportion to actual and estimated future gross profits.  Estimated future gross profit assumptions are not subject to lock-in as with SFAS 60 policies.  Under SFAS 97, the assumptions must be updated when actual experience or other evidence suggests that earlier estimates should be revised.  Changes in these assumptions can impact the carrying balance of DAC and PVFP.  Such impacts are referred to as “unlocking” adjustments.

Approximately 74%, or $16.5 million, of the Company’s DAC and PVFP asset as of December 31, 2006 is reported under SFAS 97.  There have been relatively insignificant changes in the Company’s assumptions for DAC and PVFP for the three years ended December 31, 2006.  Accordingly, unlocking adjustments have been small.  An unlocking adjustment of $183,000 was recorded in 2006 that represented 1.0% of the recorded DAC and PVFP balance.  A negative unlocking adjustment of $19,000 was recorded in 2005 that represented 0.1% of the recorded DAC and PVFP balance.  A negative unlocking adjustment of $407,000 was recorded in 2004 that represented 1.9% of the recorded DAC and PVFP balance.  These unlocking adjustments resulted primarily from a change in the assumptions for investment returns.

Additionally, the Company is almost exclusively selling SFAS 60 type products with very little sales of SFAS 97 products.  The SFAS 97 products sold in the past, which are universal life insurance and annuities, represent virtually closed, mature blocks of business.  Historically as noted above, the Company has not had assumption changes of the magnitude that results in significant unlocking adjustments for SFAS 97 related contracts.  Over the past three years, the Company’s primary assumption changes have been due to revisions for investment returns.  Due to the rather mature nature of the Company’s existing SFAS 97 blocks of business, the Company expects the investment return assumption to be the one that is most likely to cause significant changes in the future.  However, other assumption changes are possible and, therefore, in future Form 10-K filings the Company will provide the financial statement effects of assumption changes by type such as investment returns, expense, in force/persistency, and other.

Based on the information as provided above, the Company’s disclosures regarding its accounting policies for DAC and PVFP could be enhanced.  Accordingly, the Company proposes adding expanded disclosure with respect to DAC and PVFP, as set forth below, to the Company’s 2007 Form 10-K.  Additionally, if any of the assumption changes are material, the Company will expand its disclosures regarding the material assumption changes, including how management adjusted each of the key assumptions used in calculating the current year DAC and PVFP amortization.  The expanded disclosure would also include discussion regarding comparisons of key historical assumptions versus those adjusted and currently used by management.

Deferred Policy Acquisition Costs and Present Value of Future Profits of Acquired Business

The costs of acquiring new business, including certain costs of issuing policies and certain other variable selling expenses (principally commissions), are included in deferred policy acquisition costs (“DAC”).  DAC is then amortized to reflect an appropriate expense in relation to the projected stream of profits (for universal life and annuity products) or to the premium revenue stream (for traditional life products). When existing blocks of business are acquired, an intangible asset (termed “present value of future profits of acquired business” or “PVFP”) reflecting the costs of acquiring the business is created and then amortized over an appropriate term relative to the expected revenues and profitability of the block.

Projections used to determine the rate of amortization of DAC and PVFP also require assumptions about investment returns, product loads, mortality rates, persistency rates, and maintenance expense levels.  DAC and PVFP for traditional type life products is reported under Statement of Financial Accounting Standards No. 60 (“SFAS 60”), pursuant to which DAC and PVFP is amortized over the premium paying period in proportion to the present value of estimated future gross premiums.  The projection assumptions for SFAS 60 business are set at the time of policy issue.  Under SFAS 60, these assumptions are “locked in” and are not revised for the lifetime of the policies, except where there is a premium deficiency.  Variability in amortization after policy issuance is caused only by variability in premium volumes, except for premium deficiencies.

A premium deficiency is recognized when existing policy liabilities, together with the present value of future gross premiums, will not be sufficient (a) to cover the present value of future benefits to be paid to or on behalf of policyholders and settlement and maintenance costs relating to a block of long-duration contracts and (b) to recover unamortized deferred policy acquisition costs.  A premium deficiency is recognized by a charge to income and (a) a reduction of unamortized deferred policy acquisition costs and/or (b) an increase in the liability for future policy benefits.

The Company has not recorded a premium deficiency adjustment for its SFAS 60 DAC and PVFP asset for any period in the last three years.  Additionally, the Company currently does not foresee any premium deficiencies or changes to the “locked in” assumptions.

At December 31, 2007 and 2006 DAC and PVFP related to SFAS 60 products totaled $xx and $xx, respectively.

DAC and PVFP for universal life and annuity products is reported under Statement of Financial Accounting Standards No. 97 (“SFAS 97”), pursuant to which DAC and PVFP is amortized over the estimated lives of the contracts in proportion to actual and estimated future gross profits.  Estimated future gross profit assumptions are not subject to lock-in as with SFAS 60 policies.  The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, and expenses to administer the business.  Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period.  When the actual gross profits exceed the previously estimated gross profits, DAC and PVFP amortization will increase, resulting in a current period charge to earnings.  The opposite result occurs when the actual gross profits are below the previously estimated gross profits.  Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

The Company also periodically reviews long-term assumptions underlying the projections of estimated gross margins and profits.  These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer the business.  Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed.  If the update of assumptions causes expected future gross margins and profits to increase, DAC and PVFP amortization will decrease, resulting in a current period increase to earnings.  The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

Over the past three years, the Company’s primary assumption changes have been due to revisions for investment returns.  Due to the rather mature nature of the Company’s existing SFAS 97 blocks of business, the Company expects the investment return assumption to be the one that is most likely to cause significant changes in the future.  The Company is almost exclusively selling SFAS 60 type products with very little sales of SFAS 97 products.  The SFAS 97 products sold in the past, which are universal life insurance and annuities, represent virtually closed, mature blocks of business.  Historically, the Company has not had assumption changes of the magnitude that results in significant DAC and PVFP amortization adjustments for SFAS 97 related contracts.

The following table reflects the effect on DAC and PVFP of changing each of the respective assumptions during the years ended December 31, 2007 and 2006:

	2007	2006

Investment return	xx	xx
Expense	xx	xx
In force/persistency	xx	xx
Other	xx	xx

Total	xx	xx

At December 31, 2007 and 2006 DAC and PVFP related to SFAS 97 products totaled $xx and $xx, respectively.

Policy Liabilities

Policy liabilities include contractholder deposit funds and liabilities for future policy benefits.  Contractholder deposit funds represent liabilities for universal life and annuity products that totaled $454 million, or 80% of total policy liabilities, at December 31, 2006.  These liabilities consist of deposits received from customers and are accumulated at actual credited interest rates on their fund balances less charges for expenses and mortality.  These liabilities are not based on assumptions or judgment but are based on a calculated fund balance.

Liabilities for future policy benefits relate to traditional life insurance products that totaled $117 million, or 20% of total policy liabilities, at December 31, 2006.  Future policy benefit liabilities are computed using the net level premium method, or an equivalent actuarial method.  Assumptions used in these computations include those for investment yields, expenses, withdrawals, and mortality.  The investment yield assumption varies by product duration and is based on Company experience and expectations.  Expense assumptions and assumptions for withdrawals vary by product, issue age, and policy duration, and are also based on Company experience and expectations.  Assumptions for mortality are based upon industry experience as modified to reflect Company experience.  Additional provisions are also made to allow for possible adverse deviation from assumptions used.

Once established, assumptions for these traditional life insurance products are generally not changed for policies issued under those assumptions.  In accordance with SFAS 60, original assumptions shall continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the “lock-in concept”) unless a premium deficiency exists.

A premium deficiency is recognized when existing policy liabilities, together with the present value of future gross premiums, will not be sufficient (a) to cover the present value of future benefits to be paid to or on behalf of policyholders and settlement and maintenance costs relating to a block of long-duration contracts and (b) to recover unamortized deferred policy acquisition costs.  A premium deficiency is recognized by a charge to income and (a) a reduction of unamortized deferred policy acquisition costs and/or (b) an increase in the liability for future policy benefits.

Actual experience is compared to assumptions periodically.  For policies issued under a set of assumptions, those assumptions are “locked in” and are not revised for the lifetime of the policies, except where there is a significant deviation of actual experience from original assumptions (i.e. a premium deficiency exists).  Over the past three years, the Company has not had any premium deficiency issues nor does it anticipate such an issue in the foreseeable future.

The Company’s disclosures in its 2006 Form 10-K regarding its accounting policies for future policy benefits could be enhanced.  Accordingly, the Company proposes adding expanded disclosure to its 2007 Form 10-K with respect to policy liabilities substantially the same as the information provided above, updated for current balances as applicable.

Financial Statements

Consolidated Statements of Cash Flows, page F-10

Investments, page F-19

2.
For each of your securities that experienced credit declines, please tell us the specific factors that led to your conclusion that the unrealized losses were not other-than-temporary at December 31, 2006.

RESPONSE:  As disclosed in the 2006 Form 10-K, the Company held seven investments in debt securities which had below investment grade ratings with unrealized loss positions at December 31, 2006.  While the unrealized losses for each of these securities were impacted by credit related issues, portions of the losses were also caused by market interest rate fluctuations.  All of these securities are also current as to principal and interest payments and the Company is not aware of any defaults or non-compliance with debt covenants for such securities.

As the Company filed its Form 10-K on May 31, 2007, analysis of these securities also included information through such date.  Based on this analysis, the Company determined that the unrealized loss positions for these securities were not other-than-temporary as of December 31, 2006 for the reasons as detailed below.

Security:  General Motors
Amortized Cost:  $298,252
Fair Value:  $260,250
Gross Unrealized Loss:  $38,002
Maturity Date:  6/15/2024
S&P Rating:  B-

Since a credit rating downgrade in 2005, the Company has been monitoring the financial status and turnaround efforts of General Motors.  Much of the issue for General Motors relates to labor and benefit costs.  Staff reductions and early retirement/buy-out programs have been executed to help the cost structure issue.  Also, General Motors and the United Auto Workers are negotiating a labor agreement which includes pre-funding retiree healthcare, a two-tier wage structure for new hires in certain non-manufacturing jobs, limits on cost of living adjustments for four years, and hiring of existing temporary employees as full-time employees.  With the success of the early buy-out program, another buy-out program is a possibility.  These are critical, positive moves to ensure the continued turnaround.

General Motors has improved revenue per vehicle from 2005 to 2006.  Analysts report that General Motors bonds have performed very well in the bond market in 2006 and into 2007.  This is reflected in the improved market value of the bond owned by the Company.  The price of the bond has risen from $56.43 on December 31, 2005 to $86.75 on December 31, 2006 and $91.00 on April 30, 2007.

Analysts also indicate that liquidity for General Motors is good.  Total cash held by General Motors at December 31, 2007 was approximately $24 billion.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 13% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Security:  Ford Motor Company
Amortized Cost:  $950,337
Fair Value:  $785,000
Gross Unrealized Loss:  $165,337
Maturity Date:  7/16/2031
S&P Rating:  CCC+

Since a credit rating downgrade in 2005, the Company has been monitoring the financial status and turnaround efforts of Ford.  Many of the issues for Ford are like those for General Motors, as described above.  Accordingly, solutions for a turnaround for Ford are similar to General Motors.  Cost reduction efforts have been significant.  Ford is in negotiation for a labor agreement and many expect that the benefits negotiated will be very similar to those in the General Motors agreement as described above.

Analysts report that liquidity is good and has been since the ratings downgrade in 2005.  In November 2006, Ford took advantage of strong high yield market demand to secure $23 billion in liquidity to address $17 billion of cash outflow for restructuring and operations over the next three years.  Total cash held by Ford at December 31, 2006 was approximately $28 billion.

Analysts also believe the Ford product line looks good with new products for 2007 to include the Super Duty truck, the Ford Edge and the Lincoln MKX.

Improvements in Ford are also reflected in the price of the bond owned by the Company.  The price of the bond has risen from $67.5 on December 31, 2005 to $78.5 on December 31, 2006 and $79.3 on April 30, 2007.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 17% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Security:  Ford Motor Credit Co.
Amortized Cost:  $2,009,232
Fair Value:  $1,978,704
Gross Unrealized Loss:  $30,528
Maturity Date:  8/15/2008
S&P Rating:  B

See analysis for Ford Motor Company above.  Additionally, the maturity date for this bond is August 15, 2008.  The Company feels the liquidity of Ford Motor Credit Co. is sufficient to meet the obligations of this bond in 2008.  This is also reflected in the fact that the unrealized loss in the bond represents only 1.5% of the amortized cost of the security.  The price of this bond also reflects the anticipation of ultimate payment as it traded at $99.07 on April 30, 2007.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 1.5% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Security:  Ford Motor Credit Co.
Amortized Cost:  $2,000,000
Fair Value:  $1,997,296
Gross Unrealized Loss:  $2,704
Maturity Date:  9/28/2007
S&P Rating:  B

See analysis for Ford Motor Company above.  Additionally, the maturity date for this bond is September 28, 2007.  The Company feels the liquidity of Ford Motor Credit Co. is sufficient to meet the obligations of this bond in 2007.  This is also reflected in the fact that the unrealized loss in the bond represents only 0.1% of the amortized cost of the security.

Based on the above described factors and the Company’s current intent and ability to hold the security, the conclusion was made that the approximate 0.1% unrealized loss position was not other-than-temporary as of December 31, 2006.  The Company has now actually collected all principal and interest on this security as it matured on September 28, 2007.

Security:  HCA Inc.
Amortized Cost:  $1,967,264
Fair Value:  $1,770,000
Gross Unrealized Loss:  $197,264
Maturity Date:  2/15/2013
S&P Rating:  B-

HCA completed a leveraged buy-out in November 2006.  The rating of the bond owned by the Company was downgraded at that time as it is now subordinate to the newly issued debt from the leveraged buy-out.    An important financial ratio of EBITDA over total interest expense remains at over 2.0.  This ratio is important as it reflects an ability to fund the existing and new debt payments.  Additionally, the bond owned by the Company has a maturity date of February 15, 2013, which is prior to the newly issued debt.

Analysts also indicate that operationally, HCA has strong hospital and healthcare facilities strategically located both demographically and globally.  Financially, revenue has grown and earnings have been stable for HCA.

Positive views of HCA are also reflected in the price of the bond owned by the Company.  The price of the bond has risen from $83.8 on November 1, 2006 (time of leveraged buy-out) to $88.5 on December 31, 2006 and $92.25 on April 30, 2007.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 10% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Security:  Tesoro Corp.
Amortized Cost:  $2,002,235
Fair Value:  $1,990,000
Gross Unrealized Loss:  $12,235
Maturity Date:  11/1/2012
S&P Rating:  BB+

The Company purchased this bond in February 2006 as part of its investment strategy to enhance portfolio yields by acquiring certain securities that were below investment grade, but still of high quality (BB rated).  The Company believes that Tesoro Corp. is one of the highest quality non-investment grade issuers.   Tesoro’s fixed charge coverage ratio (EBITDA/total interest expense) is strong at over 20.  The significance of this ratio is that it reflects a strong ability to fund existing debt payments.  The Company believes the rating of this Tesoro bond will be upgraded to BBB in the near term.

The quality of this security is reflected in the BB+ S&P rating and the unrealized loss reflects only 0.6% of the amortized cost.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 0.6% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Security:  Westlake Chemicals
Amortized Cost:  $1,505,124
Fair Value:  $1,451,250
Gross Unrealized Loss:  $53,874
Maturity Date:  1/15/2016
S&P Rating:  BB+

As with the Tesoro Corp. bond described above, the Company purchased this bond in January 2006 as part of its investment strategy to enhance portfolio yields by acquiring certain securities that were below investment grade, but still of high quality (BB rated).  Westlake Chemical manufactures basic chemicals and has a solid balance sheet and steady cash flow.  Its fixed charge coverage ratio (EBITDA/total interest expense) is strong at over 24.  The significance of this ratio is that it reflects a strong ability to fund existing debt payments.

The quality of this security is reflected in the BB+ S&P rating and the unrealized loss reflects only 3.6% of the amortized cost.  With market interest rates rising in 2006, the Company feels the majority of the unrealized loss for this bond is interest rate related.

Based on the above described factors and the Company’s intent and ability to hold the security at December 31, 2006, the conclusion was made that the approximate 3.6% unrealized loss position was not other-than-temporary.  The Company expects to collect all principal and interest on this security.

Net Realized Gains on Real Estate, page F-23

3.
You disclose that the rental rate for the sale-leaseback is the rental rate used when you occupied the building in July 2000.  Please tell us why you considered that the amount of the rentals was reasonable under market conditions at the sale-leaseback date and therefore deferral or accrual of rentals was not necessary.  Refer to paragraph 33a of SFAS No. 13, Accounting for Leases.  In addition, please tell us why you are amortizing the deferred gain on the sale leaseback through March 31, 2008 and not the five year lease term ending in June 2010.  Please tell us if any penalties would be incurred if you exercise your option to cancel the lease.

RESPONSE:  The Company’s disclosure regarding the sale-leaseback transaction could be expanded to clarify the details regarding the deferred real estate gain.  The rental rate for the building was, in fact, not reasonable under the market conditions at the time of the sale-leaseback and, therefore, the Company deferred a portion of the gain from the sale.  Additional clarifying details of this transaction and the deferred gain are provided below.

The annual rental rate as stated in the lease agreement is $28 per square foot, the prevailing rate at the time of the original occupation of the building in July 2000.  However, the prevailing market rate at the time of the sale-leaseback of the building was $18 per square foot on an annual basis. As defined in SFAS No. 28, “Accounting for Sales with Leasebacks (an amendment of FASB Statement No. 13),” paragraph 3a, the Company relinquished the right to substantially all of the remaining use of the property sold, retaining only a minor portion of such use.  As a result, in accordance with SFAS No. 28, paragraph 3a, since the rental rate stated in the lease was unreasonable in relation to market conditions at the inception of the lease, a portion of the profit on the sale was deferred based on the stated rental amount in excess of the prevailing market rate.

Pursuant to SFAS No. 28, a gain shall be deferred and amortized in proportion to the related gross rental charged to expense over the lease term, if such lease is an operating lease.  The Company’s lease of the building is an operating lease.

The Company’s disclosure could have been clearer that the gain was deferred and is being amortized over the term of the lease as defined by the applicable accounting literature, SFAS No. 98 “Accounting for Leases:  Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases,” paragraph 22a (which superseded SFAS No. 13 paragraph 5f).  The lease term ends at March 31, 2008 as the Company has the right to terminate the lease without penalty.  Accordingly, the gain is being amortized over the period ending March 31, 2008.

At the time of the sale-leaseback transaction, the Company fully expected that it would be able to obtain a lease for less than the contractual lease rate of $28 per square foot in March 2008.  The Company expected to vacate the building and cancel the lease at that time, and there is no penalty for exercising the option to cancel the lease at March 31, 2008.  In fact, in September 2007 the Company notified the lessee of its intent to cancel the lease as of March 31, 2008.

The Company will add clarifying disclosure language in its future Form 10-K filings to more fully explain the transaction as noted above.

Further, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in this filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

Sincerely,

/s/ Vincent L.Kasch
Vincent L. Kasch
Chief Financial Officer